                                   UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C. 20549



                                    SCHEDULE 13G



                     UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 (AMENDMENT NO. 2)*



       Trikon Technologies, Inc (f.k.a. Plasma & Materials Technologies, Inc.)
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                                   (Name of Issuer)


                                        Common
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                            (Title of Class of Securities)


                                      896187101
                          ----------------------------------
                                    (CUSIP Number)


Check the following box if a fee is being paid with this statement ( ). (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 896187101                13G                 Page    2  of  5  Pages
          ---------                                           ---    ---

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1    NAME OF REPORTING PERSON
     S.S or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     The St. Paul Companies, Inc.
     385 Washington Street
     St. Paul, Minnesota 55102                    IRS# 41-0518860

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a) ( )
                                                                 (b) ( )

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3    SEC USE ONLY


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4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Minnesota Corporation

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     NUMBER OF           5    SOLE VOTING POWER

        SHARES                None
                         -------------------------------------------------------
     BENEFICIALLY        6    SHARED VOTING POWER The St. Paul Companies, Inc.,
                              through its wholly-owned subsidiary, St. Paul Fire
                              and Marine Insurance Company (F&M), and through
      OWNED BY                F&M's 99% ownership of St. Paul Venture Capital
                              IV, LLC (SPVC IV),  beneficially owns
       EACH                   1,095,791 shares of common stock by virtue of
                              F&M's ownership of 782,138 shares of common stock,
                              a warrant to purchase 44,444 shares of common
                              stock, a warrant to purchase 24,510 shares of
     REPORTING                common stock, an option to purchase 3,333 shares
                              of common stock, and an option to purchase 625
                              shares of common stock all of which are
                              exercisable within 60 days, and by virtue of SPVC
      PERSON                  IV's ownership of 185,185 shares of Series G
                              Convertible Preferred Stock (which is convertible
                              into 185,185 shares of common stock) and a warrant
                              to purchase 55,556 shares of common stock, both of
       WITH                   which are convertible within 60 days.
                         -------------------------------------------------------
                         7    SOLE DISPOSITIVE POWER

                              None
                         -------------------------------------------------------
                         8    SHARED DISPOSITIVE POWER

                              1,095,791 shares (see remark in Item 6)

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9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,095,791 SHARES (SEE REMARK IN ITEM 6)
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10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

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11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     6.6%
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12   TYPE OF REPORTING PERSON*
     HC
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Fee enclosed / / or Amendment No. 2


ITEM 1.   (a)  NAME OF ISSUER:  Trikon Technologies, Inc.
               (f.k.a. Plasma & Materials Technologies, Inc.)

          (b)  Address of Issuer's Principal Offices:
               9255 Deering Avenue
               Chatsworth, CA 91311

ITEM 2.   (a)  NAME OF PERSON FILING:  The St. Paul Companies, Inc.
                                       (see Schedule A)

          (b)  ADDRESS OF PRINCIPAL BUSINESS OFFICE:
               385 Washington Street
               St. Paul, MN 55102

          (c)  CITIZENSHIP:   Minnesota corporation

          (d)  TITLE OF CLASS OF SECURITIES: Common

          (e)  CUSIP NUMBER:  896187101

ITEM 3.   This statement is filed pursuant to Rule 13d-1(b).

          (g)  X    Parent Holding Company

ITEM 4.   OWNERSHIP.

          (a) Amount beneficially owned: The St. Paul Companies, Inc., through its wholly-owned subsidiary, St. Paul Fire and Marine Insurance Company (F&M), and through F&M's 99% ownership of St. Paul Venture Capital IV, LLC (SPVC IV), beneficially owns 1,095,791 shares of common stock by virtue of F&M's ownership of 782,138 shares of common stock, a warrant to purchase 44,444 shares of common stock, a warrant to purchase 24,510 shares of common stock, an option to purchase 3,333 shares of common stock, and an option to purchase 625 shares of common stock all of which are exercisable within 60 days, and by virtue of SPVC IV's ownership of 185,185 shares of Series G Convertible Preferred Stock (which is convertible into 185,185 shares of common stock) and a warrant to purchase 55,556 shares of common stock, both of which are convertible within 60 days.

          (b) Percent of Class: The shares reported in Item 4(a), above, constitute 6.6% of the outstanding common shares of the Issuer.

          (c)  Number of shares as to which such person has:

               (i)    Sole power to vote or direct the vote:  none
               (ii) Shared power to vote or direct the vote: 1,095,791 (see remark in Item 4(a) above)
               (iii)  Sole power to dispose or direct the disposition:
                      none
               (iv)   Shared power to dispose or direct the disposition:
                      1,095,791 (see remark in Item 4(a) above)

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

          Not Applicable

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
          PERSON.

          Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY PARENT HOLDING
          COMPANY:

          St. Paul Fire and Marine Insurance Company is an Insurance Company under Reg. 240.13d-1(b)(1)(ii)(C)

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

          Not Applicable

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP:

          Not Applicable

ITEM 10.  CERTIFICATION

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                     SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Date:  February 12, 1998




                         /s/ Bruce A. Backberg
                         --------------------------------------------
                         Bruce A. Backberg
                         Title:   Senior Vice President, Chief Legal
                                  Counsel and Corporate Secretary

                          SECURITIES AND EXCHANGE COMMISSION

                               Washington, D.C.  20549

                                     Schedule 13G

                                EXHIBIT A - DISCLAIMER


Information on the attached Schedule 13G is provided solely for the purpose of complying with Section 13(d) and 13(g) of the Securities Exchange Act of 1934 and Regulation promulgated under authority thereof and is not intended as an admission that The St. Paul Companies, Inc. or any of its subsidiaries, is a beneficial owner of the securities described herein for any other purpose.